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                                     EXHIBIT
                                     ITEM 11

              Statement Reference Computation of Per Share Earnings

         Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

         The weighted average number of shares used in the computation of basic earnings per share was 680,356 for 2000 and 705,260 for 1999 and 684,838 for 1998. The weighted average number of shares used in the computation of diluted earnings per share was 727,194 for 2000 and 758,765 for 1999 and 745,605 for 1998.











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